EXHIBIT 99.4

FOR IMMEDIATE RELEASE

February 23, 2015

BARINGTON CAPITAL GROUP NOMINATES DIRECTORS FOR

ELECTION TO THE BOARD OF DIRECTORS OF THE EASTERN COMPANY

New York, NY, February 23, 2015 – Barington Capital Group, L.P. announced today that one of its affiliates has notified The Eastern Company (NASDAQ: EML) (the “Company” or “Eastern”) of its intention to nominate two persons for election to the Board of Directors of Eastern at the Company’s 2015 Annual Meeting of Shareholders.

Barington has been deeply disappointed by the performance of the Company, which has significantly underperformed its peers and the market as a whole over the past two, three, five and ten-year periods.  After seeing no significant new initiatives being introduced at the Company that Barington believes are likely to meaningfully improve long-term shareholder value, it is Barington’s belief that it is time for decisive action and change at Eastern.  To this end, Barington strongly believes that new, independent directors need to be promptly added to the Eastern Board, which astonishingly has not added a new director since 1993 and has an average director tenure of approximately 27 years.

If elected, Barington’s highly qualified nominees intend to work together with the other members of the Eastern Board to seek to improve the Company’s long-term financial and share price performance.

The Barington nominees are:

James A. Mitarotonda – Mr. Mitarotonda, 60, is the Chairman, President and Chief Executive Officer of Barington Capital Group, L.P.  Mr. Mitarotonda is an experienced public company director who has helped numerous public companies improve their financial and share price performance, corporate governance and executive compensation practices.  He is currently a director of A. Schulman, The Pep Boys – Manny, Moe & Jack and Ebix, Inc.  He has also served as a director of Ameron International, Griffon Corporation, Gerber Scientific, The Jones Group, Register.com, Inc. and Sielox, Inc., among other companies.

Michael A. McManus, Jr. – Mr. McManus, 71, has been the President and Chief Executive Officer of Misonix, Inc., a manufacturer of medical devices, since 1998.  Prior to that, he was the President and Chief Executive Officer of New York Bancorp Inc. and Home Federal Savings Bank, the principal subsidiary of New York Bancorp.  Mr. McManus has also held senior positions at Jamcor Pharmaceuticals Inc., Pfizer Inc., MacAndrews & Forbes and Revlon, and served as an Assistant to President Ronald Reagan.  Mr. McManus is a director of A. Schulman, Inc. and Novavax, Inc.  He also serves as an advisor to Barington Capital Group, L.P.

About Barington Capital Group, L.P.

Barington Capital Group, L.P. is an investment firm that, through its affiliates, manages a value-oriented, activist investment fund that was established by James A. Mitarotonda in January 2000.  The Fund invests in undervalued publicly traded companies that Barington believes could appreciate significantly in value as a result of a change in corporate strategy or from various operational, financial or corporate governance improvements.  Barington’s investment team, senior advisors and industry contacts are seasoned operating specialists, experienced in working with companies to design and implement initiatives to improve their long-term financial and share price performance.  Barington has substantial experience investing in manufacturing and industrial companies, including Ameron International, Stewart & Stevenson Services, Griffon Corporation, Gerber Scientific, Lancaster Colony Corporation, Spartech Corporation, OMNOVA Solutions Inc. and A. Schulman, Inc.  Barington represents a group of shareholders that collectively owns over 5.2% of the outstanding shares of common stock of The Eastern Company.

CONTACT:

Jared L. Landaw

Chief Operating Officer

Barington Capital Group, L.P.

(212) 974-5713

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